Spectrum Sciences & Software Holdings Corp.
                                91 Hill Avenue NW
                        Fort Walton Beach, Florida 32548
                                 (850) 796-0909



August  19,  2003


Via  Facsimile  (202)942-9531;  (202)  504-2474
-----------------------------------------------

Attn:  Chris  Edwards,  Daniel  Horwood,  Shannon  May
United  States  Securities  and  Exchange  Commission
450  Fifth  Street,  N.W.
Washington,  D.C.  20549


     Re:     Spectrum  Sciences  &  Software  Holdings  Corp.
             Request for withdrawal of Form 10-SB filed on June 10, 2003 File No.: 1-31710
             ACCESSION  NUMBER:  0001176721-03-000060

Dear  Mr.  Edwards,  Mr.  Horwood  and  Ms.  May:

Spectrum Sciences & Software Holdings Corp. requests a withdrawal of its registration statement on Form 10-SB (File No. 1-31710) as amended on August 11, 2003 pursuant to Rule 477 of the Securities Act of 1933. We are withdrawing this registration statement because the tag is incorrect. The tag should be 10-SB12G not 10-SB12B. Herb Scholl of the SEC advised us that the best way to proceed would be to withdraw the registration statement and then re-file under the correct tag.

Furthermore, no securities were sold in connection with this registration statement. The registration statement has not been declared effective by the Commission.

Accordingly we respectfully request that the Commission grant an order for the withdrawal of the registration statement as soon as possible.

Please do not hesitate to call Kevin F. Barrett of Gottbetter & Partners, LLP at
(310)  450-5728  with  any  questions  that  you may have regarding this matter.

Sincerely  yours,

/s/  Nancy  Chadderon  Gontarek
Nancy  Chadderon  Gontarek
COO
Spectrum  Sciences  &  Software  Holdings  Corp.


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